Exhibit 99.1

9 March 2022

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech announces R&D collaboration with Janssen on a second molecule

Midatech Pharma PLC (AIM: MTPH; Nasdaq: MTP), a drug delivery technology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce an extension of its existing R&D collaboration with Janssen Pharmaceutica NV (Janssen) originally announced on 21 July 2020.

On 17 June 2021 the Company announced that, using its Q-Sphera technology, it had successfully encapsulated a proprietary Janssen experimental large molecule medicine and importantly preserved its functional integrity. The Company believes no other commercial or academic organisation has been able to successfully deliver any such experimental medicine over extended periods using methods capable of commercial scaling.

Following the initial programme (MTX213), the collaboration has been extended to include another large molecule to the research performed by Midatech for Janssen. As with the MTX213 molecule, the work will concentrate on maximizing drug loading and optimizing in vitro duration of release for this undisclosed Janssen experimental molecule using the Midatech’s Q-Sphera technology.

Dmitry Zamoryakhin, Chief Scientific Officer of Midatech, said:

“We look forward to working with Janssen and the application of our technology specific to this new API.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

For more information, please contact:

Midatech Pharma PLC

Stephen Stamp, CEO, CFO

Dmitry Zamoryakhin, CSO

Tel: +44 (0)29 2048 0180

www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)

James Dance / Matthew Chandler / Rob Patrick

Tel: +44 (0)20 7409 3494

Turner Pope Investments (TPI) Limited (Broker)

Andrew Thacker / James Pope (Corporate Broking)

Tel: +44(0)20 3657 0050

IFC Advisory Limited (Financial PR and UK Investor Relations)

Tim Metcalfe / Graham Herring

Tel: +44 (0)20 3934 6630

Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)

Alyssa Factor

Tel: +1 (860) 573 9637

Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech’s technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, any payments that may be received, the success of the research collaboration in developing novel products, the strategic review and formal sale process.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.